Exhibit 99.1

Yiren Digital Ltd. Announces Name Change

BEIJING — September 30, 2019 — Yiren Digital Ltd. (NYSE: YRD) (“Yiren Digital” or the “Company”), previously named as Yirendai Ltd., a leading fintech company in China, today announced that in an extraordinary general meeting of the shareholders of the Company held in 10/F, Tower B, Gemdale Plaza, 91 Jianguo Road, Chaoyang District, Beijing, the People’s Republic of China on September 30, 2019, the shareholders approved the proposed change of the Company’s name from “Yirendai Ltd.” to “Yiren Digital Ltd.”

About Yiren Digital

Yiren Digital Ltd. (NYSE: YRD) is a leading fintech company in China connecting investors and individual borrowers. The Company provides an effective solution to address largely underserved investor and individual borrower demand in China through online and offline channels to efficiently match borrowers with investors and execute loan transactions. Yiren Digital deploys a proprietary risk management system, which enables the Company to effectively assess the creditworthiness of borrowers, appropriately price the risks associated with borrowers, and offer quality loan investment opportunities to investors. Yiren Digital’s marketplace provides borrowers with quick and convenient access to consumer credit at competitive prices and investors with easy and quick access to an alternative asset class with attractive returns. For more information, please visit http://ir.yirendai.com.

For investor and media inquiries, please contact:

Yiren Digital

Investor Relations

Email: ir@yirendai.com